CLEARY GOTTLIEB STEEN & HAMILTON LLP

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RECEIVED
2005 MAY 17 P 2:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 13, 2005





05008124

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of the Company's "Resolutions Adopted by the Board of Directors," "Changes in the List of Legal Entities in Which the Issuer has a Participation Interest," and "Information on the Issuer's Record Dates" pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosure

PROCESSED
MAY 23 2005
THOMSON
FINANCIAL

DISCLOSURE OF INFORMATION WHICH CAN HAVE MATERIAL EFFECT ON THE PRICE OF THE ISSUER'S SECURITIES "RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS"

1. Full corporate name of the Issuer, including its legal form: Open Joint Stock Company of Energy and Electrification "Mosenergo"
2. Location of the Issuer: 8 Raushskaya emb., Moscow 115035, Russian Federation
3. Taxpayer Identification Number assigned to the Issuer by tax authorities: 7705035012
4. The Issuer's unique code assigned by the registration authority: 00085-A
5. Web page address used by the Issuer for the publication of information which can have material effect on the price of securities: http://www.mosenergo.ru
6. Date of the meeting of the Issuer's board of directors (supervisory board): May 11, 2005
7. Date and number of the Minutes of the Issuer's board of directors' meeting: May 11, 2005, Minutes No. 23
8. Resolution adopted by the Issuer's board of directors on one or more of the following issues:
- on the convocation of the annual general shareholders' meeting of the Issuer, including approval of the agenda of the general shareholders' meeting of the Issuer;

The board of directors adopted the following RESOLUTION:
To convene the annual general shareholders' meeting of the Company in the form of a meeting (joint presence).
To fix the date for holding annual general shareholders' meeting of the Company – June 28, 2005.
To fix the time for holding annual general shareholders' meeting – 10:00 a.m.
To establish the place for holding annual general shareholders' meeting – 3 Lenin Street, Dzerzhinsky, Moscow region.
To fix the time for the commencement of registration of persons participating in the annual general shareholders' meeting – 9:00 a.m.
To approve the following agenda of the annual general shareholders' meeting of the Company:

1. Approval of the annual report for 2004.
2. Approval of the annual financial statements, including the Company's profit and loss accounts, and the report on distribution of the Company's profits, including payment of dividends based on the Company's operating results for 2004.
3. Payment of remuneration and compensation to members of the Company's board of directors.
4. Payment of remuneration and compensation to members of the Company's audit commission.
5. Election of members of the board of directors.
6. Election of members of the Company's audit commission.
7. Approval of the Company's external auditor for 2005.
8. Approval of the new version of the Company's Charter.

9. Approval of the new version of the Regulations on the procedure for calling and holding meetings of the Company's board of directors.
10. Approval of the new version of the Regulations on the Company's management board.
11. Approval of the new version of the Regulations on payment of remuneration and compensation to members of the Company's board of directors.

D.V. Vasilyev

First Deputy General Director –
Managing Director On Corporate Policy and Property Management

Date: May 11, 2005

DISCLOSURE OF INFORMATION WHICH CAN HAVE MATERIAL EFFECT ON THE PRICE OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES IN WHICH THE ISSUER HAS A PARTICIPATION INTEREST"

1. Full corporate name of the Issuer, including its legal form: Open Joint Stock Company of Energy and Electrification "Mosenergo";

2. Location of the Issuer: 8 Raushskaya emb., Moscow 115035, Russian Federation;

3. Taxpayer Identification Number assigned to the Issuer by tax authorities: 7705035012;

4. The Issuer's unique code assigned by the registration authority: 00085-A;

5. Web page address used by the Issuer for the publication of information which can have material effect on the price of securities: http://www.mosenergo.ru;

6. Full corporate name and location of the commercial organization in which the Issuer's participation interest has changed: Commercial bank Transport Investment Bank (Limited Liability Company). Location: Building 1, block 18, Sadovaya-Spasskaya Street, Moscow 107078;

7. The Issuer's participation interest in the company's charter prior to its change: Participation interest in the charter capital – 72.44%;

8. The Issuer's participation interest in the company's charter capital after its change: 24.61%.

9. Date after which the Issuer's participation interest in the company's charter capital changed:
Date of receipt of documents on the change of participation interest in the company's charter capital – April 29, 2005.

D.V. Vasilyev

First Deputy General Director –
Managing Director On Corporate Policy and Property Management

Date: April 29, 2005

DISCLOSURE OF MATERIAL FACT
"INFORMATION ON THE ISSUER'S RECORD DATES"

1. Full corporate name of the Issuer, including its legal form: Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
2. Location of the Issuer: 8 Raushskaya emb., Moscow 115035, Russian Federation
3. Taxpayer Identification Number assigned to the Issuer by tax authorities: 7705035012
4. The Issuer's unique code assigned by the registration authority: 00085-A
5. Code of material fact: 0800085A11052005
6. Web page address used by the Issuer for the publication of information about material facts: http://www.mosenergo.ru
7. Name of periodical used by the Issuer for the publication of information about material facts: social and political newspaper "Izvestiya", and magazine "Supplement to the Bulletin of the FSFM of Russia"
8. Type, category (class), series and other identification signs of registered securities: common registered non-documentary shares (state registration number and date of state registration: 1-01-00085-A of June 17, 2003)
9. Purpose for which the list of registered shareholders is prepared:
participation in the annual general shareholders' meeting of OAO "Mosenergo" on the basis of results of the Company's activities in 2004;
10. Date as of which the list of registered shareholders is prepared:
May 14, 2005.
11. Date of preparation of the minutes of the meeting of the Issuer's authorized governing body at which the decision on the date for preparation of the list of the Issuer's registered shareholders or other decision is made, which serves as a basis for calculating the date of preparation of such list without making a separate decision on the date for preparation of the list: May 11, 2005 (Minutes No. 23 of the board of directors' meeting of OAO "Mosenergo").

D.V. Vasilyev

First Deputy General Director –
Managing Director On Corporate Policy and Property Management

Date: May 11, 2005